PRESS RELEASE
For Immediate Release

24 May 2002, Toronto, Ontario

Not for release, publication or distribution in or into Australia or Japan

RECOMMENDED SHARE EXCHANGE OFFER BY MERIDIAN GOLD INC. FOR BRANCOTE HOLDINGS PLC

Offer Document Posted

Meridian Gold Inc. (“Meridian”) announces that the formal offer document containing details of the recommended exchange offer (the “Offer”) by Meridian outside the United Kingdom and by Standard Bank and BMO Nesbitt Burns on its behalf in the United Kingdom for the entire issued and to be issued share capital of Brancote Holdings PLC (“Brancote”) was posted to Brancote’s shareholders today. The first closing date of the offer is 3.00 p.m. on 26 June 2002.

Meridian has filed a registration statement on Form F-4 with the SEC that includes the offer document/prospectus relating to the exchange offer. Brancote shareholders are urged to read the offer document/prospectus before they make any decision with respect to the exchange offer. Brancote shareholders and Meridian shareholders may obtain a free copy of the offer document/prospectus and other documents filed by Meridian with the SEC at the SEC’s website at www.sec.gov. The offer document/prospectus and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +1 775 850 3777.

PRESS ENQUIRIES

Meridian	Tel: +1 775 850 3730

Wayne Hubert

Standard Bank London Limited	Tel: +44 20 7815 4311

Andrew King

BMO Nesbitt Burns Inc.	Tel: +1 416 359 6196

Egizio Bianchini

Brancote	Tel: +44 20 7495 5366

Richard Prickett

Bill Humphries

Brown, Shipley & Co. Limited	Tel: +44 20 7606 9833

William Staple

Holborn	Tel: +44 20 7929 5599

David Bick

The Offer is not being made, directly or indirectly, in or into Australia or Japan, or by the use of, the mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan.

Standard Bank, which is regulated in the UK by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to clients of Standard Bank nor for providing advice in relation to the Offer.

Brown Shipley, which is regulated in the UK by the Financial Services Authority, is acting for Brancote and no one else in connection with the Offer and will not be responsible to anyone other than Brancote for providing the protections afforded to clients of Brown Shipley nor for providing advice in relation to the Offer.

END.

For further information, please contact:

Wayne M. Hubert Vice President, Corporate Development & Investor Relations

Meridian Gold Inc.

Tel: (800) 572-4519 or (775) 850-3777 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com